UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Diameter Credit Company

Address of Principal Office:	55 Hudson Yards, 29th Floor New York, NY 10001

Telephone Number:	(212) 655-1419

Name and address for agent for service of process:	Shailini Rao Diameter Capital Partners LP 55 Hudson Yards, 29th Floor New York, NY 10001

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of New York and the State of New York on the 1st day of April, 2022.

DIAMETER CREDIT COMPANY

By:	/s/ Shailini Rao
Name: Shailini Rao
Title: Sole Trustee

Attest:	/s/ Matthew Gilmartin
Name: Matthew Gilmartin
Title Chief Financial Officer and Treasurer